FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 22, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on the websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Royal Bank of Scotland Group

22 March 2018

The Royal Bank of Scotland Group plc – update on ring-fencing plans

The Royal Bank of Scotland Group plc (together with its subsidiaries, “RBS”) announces that, following the approval of the Prudential Regulation Authority to its application to the Court of Session in Scotland (the “Court”) for sanction of its proposed Ring-Fencing Transfer Scheme (the “Scheme”) under Part VII of the Financial Services and Markets Act 2000 (“FSMA”), the Scheme has today been sanctioned by the Court.

The Scheme

As RBS previously announced on 21 November 2017, the Scheme will transfer certain personal and business banking businesses and commercial banking businesses of The Royal Bank of Scotland plc (“RBS plc”) to Adam & Company PLC (“Adam”) and National Westminster Bank Plc (“NatWest”) and transfer to NatWest the role of issuer under the covered bond programme originally established by RBS plc (the “Covered Bond Programme”).

Implementation date

RBS expects to confirm the date of the intended implementation of the Scheme (currently intended to be 30 April 2018) by way of a further announcement in early April 2018.

Copies of the Court’s Order and the Scheme terms

Copies of the Court’s Order, the Scheme and the Withdrawal Undertaking (which forms part of the Scheme’s terms and, in outline, permits certain accountholders to withdraw all, or any part, of their deposits at any time until the date falling three months after the date of the Scheme’s implementation) are available free of charge on application to CMS Cameron McKenna Nabarro Olswang LLP at Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN.

The Scheme and the Withdrawal Undertaking can also be viewed on the following website: https://www.rbs.com/rbs/ringfencing/rfts-documents.html

Debt investors

The Royal Bank of Scotland Group plc will continue to be responsible for issuing external regulatory capital and MREL (minimum requirements for own funds and eligible liabilities) compliant instruments. Save as detailed in the 21 November 2017 announcement with respect to the Covered Bonds and the Covered Bond Programme, the Scheme will not effect any change of issuer under any other outstanding, externally-issued debt instruments.

Other events

Name changes

As the Scheme is implemented, Adam will be renamed "The Royal Bank of Scotland plc" and RBS plc will be renamed "NatWest Markets Plc".

Scottish Banknote issuance

RBS plc is currently authorised to issue banknotes in Scotland, in the name of The Royal Bank of Scotland plc. It is intended that on the date of the Scheme’s implementation, RBS plc's authority as issuer of banknotes in Scotland will be transferred to Adam. From that date, Adam will supersede RBS plc in respect of banknotes in circulation and issue banknotes in Scotland under its new name.

Additional restructuring steps

On 2 March 2018 NatWest Group Holdings Corporation and its subsidiaries, which include The Royal Bank of Scotland Securities Inc., were transferred from NatWest, a future ring-fenced entity, to RBS plc (to be re-named NatWest Markets Plc), which will be outside the future ring-fenced sub-group.

For more details of the additional restructuring steps and end-state ring fencing business model for RBS please refer to the 2017 RBS Annual Report and Accounts, including pages 109-110.

For Further Information Contact:

RBS Investor Relations:

Matt Waymark

Head of Investor Relations

+44 (0) 20 7672 1758

Paul Pybus

Head of Debt Investor Relations

+44 (0) 20 7678 1153

RBS Media Relations:

+44 (0) 13 1523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	March 22, 2018	By:	/s/ Caroline Storrie
Name: Caroline Storrie
Title: Assistant Secretary